HAWK NETWORKS, INC.

Unaudited Financial Statements

For the Years Ended December 31, 2018 and 2017



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

July 16, 2019

To: Board of Directors, Hawk Networks, Inc.

Re: 2018-2017(inception) Financial Statement Review
        Hawk Networks Inc.

We have reviewed the accompanying financial statements of Hawk Networks, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of income, members' equity and cash flows for the calendar year ending 2018 and the inception period of December 12, 2017 through December 31, 2017, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO


HAWK NETWORKS INC.
BALANCE SHEET
As of December 31, 2018, and 2017
See Accountant's Review Report and Accompanying Notes to the Financial Statements
UNAUDITED


ASSETS	**2018**	**2017**
Current Assets:		
Cash and cash equivalents	$ 459,558	$ 0
Cryptocurrency holdings	262,143	0
Other current assets	34	0
Total Current Assets	721,735	0
TOTAL ASSETS	$ 721,735	$ 0
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Liabilities:		
Current Liabilities:		
Due from officer	$ 29	$ 0
Total Current Liabilities	29	0
Convertible notes payable	1,194,000	
TOTAL LIABILITIES	1,194,029	0
Stockholders' Equity:		
Common Stock	12	0
Retained earnings	(472,306)	(10,749,194)
Total Stockholders' Equity	(472,294)	(1,370,116)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 721,735	$ 582,932

HAWK NETWORKS INC.
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2018
And inception period December 12, 2017 (inception) through December 31, 2017
See Accountant's Review Report and Accompanying Notes to the Financial Statements
UNAUDITED

	2018	2017
Revenues	$ 0	$ 0
Gross profit (loss)	0	0
Operating Expenses:		
General and administrative	446,446	0
Total Operating Expenses	446,446	0
Change in cryptocurrency holdings value	(25,860)	
Operating income (loss)	(472,306)	0
Net loss	$ (472,306)	$ 0


HAWK NETWORKS INC.

STATEMENT OF STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2018 and 2017

See Accountant's Review Report and Accompanying Notes to the Financial Statements
UNAUDITED


	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance as of December 12, 2017	$ 0	$ 0	$ 0
Net Income (Loss)	0	0	0
Balance as of December 31, 2017	0	0	0
Issuance of common stock	12	0	12
Net Income (Loss)	0	(472,305)	(472,305)
Balance as of December 31, 2018	$ 12	$ (472,305)	$ (472,294)

HAWK NETWORKS INC.
STATEMENT OF CASH FLOWS
For the Years ended December 31, 2018 and 2017
See Accountant's Review Report and Accompanying Notes to the Financial Statements
UNAUDITED

	2018	2017
Cash Flows From Operating Activities		
Net Loss	$ (472,306)	$ 0
Adjustments to reconcile net loss to net cash used		
in operating activities:		
Unrealized change in cryptocurrency holdings	25,860	0
Changes in operating assets and liabilities:		
(Increase) decrease in other current assets	(34)	0
Increase (decrease) in due from officer	29	0
Net Cash Used In Operating Activities	(446,451)	0
Cash Flows From Investing Activities		
Acquisition of cryptocurrency	(288,003)	0
Net Cash Used In Investing Activities	(288,003)	0
Cash Flows From Financing Activities		
Issuance of common stock	12	0
Issuance of convertible notes	1,194,000	0
Net Cash Provided By Financing Activities	1,194,012	0
Net Change In Cash and Cash Equivalents	459,558	0
Cash and Cash Equivalents at Beginning of Period	0	0
Cash and Cash Equivalents at End of Period	$ 459,558	$ 0
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 0	$ 0
Cash paid for income taxes	0	0

HAWK NETWORKS INC.
NOTES TO FINANCIAL STATEMENTS
For the Years ended December 31, 2018 and 2017
See Accountant's Review Report and Accompanying Notes to the Financial Statements
UNAUDITED

NOTE 1 - NATURE OF OPERATIONS

Hawk Networks Inc. (which may be referred to as the "Company," "we," "us," or "our") was formed December 12, 2017 ("Inception"). Hawk Networks operates a cryptocurrency services platform branded as Althea Mesh.

Since inception, the Company has relied on advances from founders and convertible notes to fund its operations. As of December 31, 2018, the Company had negative capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9), capital contributions from the founders and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2018, the Company is operating as a going concern. See Note 1 and Note 9 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2018, and 2017, the Company had $459,558 and $0, respectively, of cash on hand.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2018, and 2017, the Company had $0 and $0 in outstanding accounts receivable.

Property and Equipment
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to

the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2018.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

The Company's cryptocurrency holdings are measured using Level 1 inputs.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2018 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2018, the unrecognized tax benefits accrual was zero.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2018 and 2017. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2018.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 5 – SHORT-TERM DEBT

Convertible Notes

During the years ended December 31, 2018 and 2017, the Company issued $1,194,000 and $0, respectively, of convertible notes. The notes are convertible to equity at the option of the holder.

NOTE 6 – STOCKHOLDERS' EQUITY

During the year ended December 31, 2018 and 2017, the Company issued common stock in the amounts of $12 and $0, respectively.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017 and incurred a loss for the period from Inception through December 31, 2018. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 9), capital contributions from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – RELATED PARTY TRANSACTIONS

Advances to Related Party
From time-to-time, the Company has borrowed money from a related party to an officer. As of the balance sheet date, the amount of this advance was $29.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") SAFE instruments for up to $1,070,000. The Crowdfunded Offering is being made through OpenDeal Portal LLC. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive six percent commission and two percent of securities issued.

Management's Evaluation
Management has evaluated subsequent events through July 16, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.